UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MDC Partners Inc.

(Name of Issuer)
Class A Subordinate Voting Shares, no par value

(Title of Class of Securities)
552697104

(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Roystone Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,113,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,113,657
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,113,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 552697104	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Roystone Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,763,851
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,763,851
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,763,851
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON FI, CO

CUSIP No. 552697104	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Rich Barrera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,113,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,113,657
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,113,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 552697104	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

MDC Partners Inc.

(b) Address of Issuer’s Principal Executive Offices

745 Fifth Avenue, 19th Floor

New York, New York 10151

Item 2.	(a) Name of Person Filing
(b) Address of Principal Business Office or, if none, Residence
(c) Citizenship

Roystone Capital Management LP

767 Third Avenue, 6th Floor

New York, NY 10017

Delaware Limited Partnership

Roystone Capital Master Fund Ltd.

c/o Northern Trust Global Fund Services Cayman Limited

94 Solaris Bay P.O. Box 1348

Grand Cayman KY1-1108

Cayman Islands

Cayman Islands Exempted Company

Rich Barrera

c/o Roystone Capital Management LP

767 Third Avenue, 6th Floor

New York, NY 10017

United States Citizen

(d) Title of Class of Securities

Class A Subordinate Voting Shares, no par value

(e) CUSIP No.:

552697104

CUSIP No. 552697104	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 552697104	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

3,113,657 shares of Class A Subordinate Voting Shares of MDC Partners Inc. are owned, in the aggregate, by various investment vehicles managed by Roystone Capital Management LP ("Roystone") of which 2,763,851 shares are owned by Roystone Capital Master Fund Ltd. Because Rich Barrera, in his capacity as the Managing Member of Roystone, has voting or dispositive power over all shares beneficially owned by Roystone, he is deemed to have beneficial ownership of all such shares so reported herein.

While the advisory relationship causes attribution to Rich Barrera, Roystone Capital Master Fund Ltd. or Roystone of certain indicia of beneficial ownership for the limited purpose of this Schedule 13G/A, Mr. Barrera, Roystone Capital Master Fund Ltd. and Roystone hereby disclaim ownership of these shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose, except to the extent of their pecuniary interest.

Roystone Capital Management LP

(a) Amount beneficially owned: 3,113,657

(b) Percent of class: 6.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,113,657

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,113,657

Roystone Capital Master Fund Ltd.

(a) Amount beneficially owned: 2,763,851

(b) Percent of class: 5.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,763,851

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,763,851

Rich Barrera

(a) Amount beneficially owned: 3,113,657

(b) Percent of class: 6.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,113,657

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,113,657

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

CUSIP No. 552697104	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

Roystone Capital Management LP*
By: Roystone Capital Holdings LLC, its general partner

By:	Laura Roche
	Name:	Laura Roche
	Title:	Chief Financial Officer

Roystone Capital Master Fund Ltd.*

By:	Rich Barrera
	Name:	Rich Barrera
	Title:	Director

By:	Rich Barrera*
	Name:	Rich Barrera

* The Reporting Persons disclaim beneficial ownership in the securities reported herein, except to the extent of his or its pecuniary interest therein.

CUSIP No. 552697104	SCHEDULE 13G/A	Page 9 of 9 Pages

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 17, 2015

Roystone Capital Management LP*
By: Roystone Capital Holdings LLC, its general partner

By:	Laura Roche
	Name:	Laura Roche
	Title:	Chief Financial Officer

Roystone Capital Master Fund Ltd.*

By:	Rich Barrera
	Name:	Rich Barrera
	Title:	Director

By:	Rich Barrera*
	Name:	Rich Barrera

* The Reporting Persons disclaim beneficial ownership in the securities reported herein, except to the extent of his or its pecuniary interest therein.